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EXHIBIT 22.1
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SUBSIDIARIES OF REGISTRANT

1.	Missouri Cable TV Corp., a Louisiana corporation

2.	CyberHighway, Inc., an Idaho corporation

3.	Santa Fe Wireless Internet, Inc., a New Mexico corporation

4.	USURF America (Alabama), Inc., an Alabama corporation

5.	USURF America Internet Design, Inc., a Louisiana corporation